Mail Stop 4561

June 17, 2008

VIA USMAIL and FAX (704) 552-8527

Mr. Weston M. Andress
Chief Financial Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203

> **Re:** **Colonial Properties Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
> **File No. 001-12358**

Dear Mr. Weston Andress:

We have reviewed your response letter dated May 22, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results Summary, page 62

1.   We note that your response to comment two does not address the fact that Item 303(a) of Regulation S-K requires that the discussion and analysis be based on the reported amounts in your audited financial statements. As such your presentation and discussion of a non-GAAP income statement would not meet this requirement. Your current presentation gives greater prominence to the adjusted income statement than your GAAP results. Further, it is not clear the usefulness of a measure that is not used by your chief operating decision maker to allocate resources or assess your performance. Please confirm that you will revise your future filings accordingly.

Financial Statements and Notes

Note 15. Share-based Compensation

Incentive Share Plans, page 124

2.   We note your response to comment four includes the methodology and assumptions used to measure the fair value of the performance awards and an explanation that the Board of Trustees, in exercising its sole discretion to award the payouts in cash versus common shares, intends to pay all awards in common shares. Please confirm that in future filings you will disclose this information in the notes to your financial statements. Refer to paragraph A240 of SFAS 123R.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief